NEWMARKET GOLD PRODUCES A RECORD 175,041 OUNCES OF GOLD
IN THE FIRST NINE MONTHS OF 2016

Vancouver, B.C. – October 13, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX:NMKTF) is pleased to announce production results for the three and nine months ended September 30, 2016. Full financial results for the three and nine months ended September 30, 2016 will be released on Thursday, November 3rd, 2016.

All dollar amounts are in US dollars unless otherwise noted.

Third Quarter 2016 Highlights

•	Newmarket & Kirkland Lake Gold Inc. announced a business combination to create a new mid-tier gold producer with annual production of over 500,000 ounces in Tier 1 mining jurisdictions. The proposed transaction is expected to provide a superior valuation opportunity for shareholders of both companies, with an increased resource base, high-quality gold production, a strengthened balance sheet and superior cash flow generation (see Newmarket News Release dated September 29, 2016).

•	Robust cash balance of $82.5 million (equivalent to C$108 million) as of September 30, 2016, after investing approximately $3.3 million in growth expenditures during the quarter. Preliminary working capital at quarter end improved to $64 million. The quarter end cash balance increased by $12.6 million from Q2 2016.

•	Quarterly Newmarket Gold consolidated gold production of 55,794 ounces with record YTD 2016 consolidated gold production of 175,041 ounces, on track to deliver full year production guidance between 225,000 – 235,000 ounces.

•	Fosterville achieved quarterly production of 36,967 ounces, only 1% below the record performance achieved in the previous quarter, based on average mill grade of 6.91 g/t Au and recovery of 89.7%. Notably, Fosterville attained productivity improvements through increased mine tonnage rates and mill throughput rates.

•	Cosmo achieved record quarterly recovery of 95.3%, producing 10,677 ounces of gold. Stawell contributed 8,150 ounces to consolidated production.

•	Recent drilling at the Cosmo Mine identified new zones of mineralization including significant drill intercepts for the Sliver Lode and the newly discovered Redbelly Lode including 5.18 g/t Au over 8.75m (ETW 6.8m) in hole CE64070 and the Taipan Lode including 12.07 g/t Au over 5.2m (ETW 2.9m) (including 101 g/t Au over 0.4m [ETW 0.2m]) in hole CE64087. All zones are adjacent to existing underground mine development (see Newmarket News Release dated August 22, 2016).

•	Recent drilling results from the Fosterville Lower Phoenix Gold System resulted in significant high -grade gold intercepts containing visible gold including 194 g/t Au(1) over 14.3m (ETW 3.07m) (Including 1,135 g/t Au(1) over 2.3m [ETW 0.5m]) in hole UDH1643 from a newly discovered west dipping lode and 283 g/t Au(1) over 3.0m (ETW 2.8m) in hole UDH1584 from the Eagle Fault system (see Newmarket News Release dated September 20, 2016).

•	Recent drilling results from the Fosterville Harrier South Gold System returned significant high-grade visible gold intercepts including 64.8 g/t Au(1) over 4.5m (ETW 4.3m) in hole UDH1734 and 46.22 g/t(1) Au over 6.80m (ETW 6.59m) in hole UDH1764 (see Newmarket News Release dated September 14th, 2016).

(1)	Visible gold present in drill intercept, ETW - Estimated True Width

Douglas Forster, President & Chief Executive Officer of Newmarket stated: “We are pleased to report record year to date consolidated gold production of 175,041 ounces and re-affirm our improved 2016 production guidance of 225,000 – 235,000 ounces of gold. Strong quarter performance from Fosterville, representing over 66% of consolidated production, has been the cornerstone of our improved financial position. Newmarket ended the quarter with a robust balance sheet with $82.5 million in cash (equivalent to C$108 million) and working capital of $64 million, a strong position to withstand gold price volatility.”

“During the quarter, increased growth investment in our assets has continued to return significant high-grade gold intercepts outside of 2015 Mineral Resources and Reserves. Specifically, Fosterville has over 20 kilometres of potential gold-bearing structures on the 500 square kilometre property highlighting the exceptional potential of this premier gold district. The investment in near-mine exploration is a key part of our strategy to grow future free cash flow and returns for our shareholders.”

“Prior to the quarter end, Newmarket announced a transformational business combination with Kirkland Lake Gold. This business combination achieves strong value creation for Newmarket Shareholders, providing a superior operating platform with 7 operating mines and total annual gold production of over 500,000 ounces in Tier 1 mining jurisdictions. The combined company will position shareholders for long term success, benefiting from a strong pipeline of development and exploration opportunities supported by a robust balance sheet with a combined cash balance of over C$275 million. We look forward to the completion of this transaction in Q4 2016 and believe there is significant valuation upside to be gained.”

Third Quarter and Nine Months 2016 Consolidated Operating Results

	Q3 2016	Q3 2015	Q2 2016	YTD 2016	YTD 2015
Ore Milled (tonnes)	542,574	565,254	564,401	1,679,426	1,739,356
Grade (g/t Au)	3.58	3.32	3.75	3.65	3.40
Recovery (%)	89.1	86.5	89.8	88.6	87.1
Gold Ounces Produced	55,794	53,817	61,191	175,041	169,491

Third Quarter 2016 Operational Results

	Q3 2016	Q3 2015	Q2 2016
Fosterville Gold Mine
Ore Milled (tonnes)	185,071	175,687	169,884
Grade (g/t Au)	6.91	6.42	7.50
Recovery (%)	89.7	89.7	90.8
Gold Production (oz)	36,967	32,793	37,245
Cosmo Gold Mine
Ore Milled (tonnes)	138,801	161,351	169,252
Grade (g/t Au)	2.51	2.65	3.01
Recovery (%)	95.3	92.2	94.2
Gold Production (oz)	10,677	12,672	15,442
Stawell Gold Mines
Ore Milled (tonnes)	218,702	228,216	225,265
Grade (g/t Au)	1.45	1.42	1.48
Recovery (%)	80.1	80.0	79.3
Gold Production (oz)	8,150	8,352	8,504

Total Gold Ounces Produced	55,794	53,817	61,191

Third Quarter 2016 Operational Highlights

Fosterville Gold Mine

Fosterville has continued to deliver exceptional results, producing 36,967 ounces of gold in the third quarter, just 1% below the record performance achieved in the previous quarter. This marks a 13% increase over Q3 2015 production of 32,793 ounces of gold.

Mine production delivered 191,900 tonnes at an average grade of 6.64 g/t Au as compared to Q2 2016 of 160,889 tonnes at 8.30 g/t Au, representing a 19% increase in total mine production. Improvement in mining tonnage was the result of opportunistic investment in new larger-capacity haulage trucks and the opening up of new productive levels in the Lower Phoenix area. During the quarter, average grade was lower than the record grade achieved in the previous quarter, however in line with mine plan expectations. The operation continues to see high-grade stope production and development on multiple levels in the Lower Phoenix area where both west and east-dipping lodes were extracted.

Mine development advanced at an average monthly rate of 668 m (2,004 m in total), ahead of both Q2 2016 by 18% and Q3 2015 by 5%. Significant investment in diamond drilling continued with nine rigs operating at quarter end for exploration and resource definition programs. The focus of exploration activities was mainly on the Harrier South and Lower Phoenix Gold Systems, with each one yielding significant high-grade intercepts containing visible gold as reported on September 14 and September 20, 2016 news releases for Harrier South and Lower Phoenix respectively.

During the quarter, the mill processed 185,071 tonnes at an average grade of 6.91 g/t Au as compared to 169,884 tonnes at 7.50 g/t Au in Q2 2016, representing a 9% improvement in total milled tonnes from the previous quarter driven by higher mine productivity. Recovery for the quarter averaged 89.7%, slightly below the record recovery achieved in the previous quarter of 90.8% due to a slightly higher proportion of black shale-associated ore being milled which impacted flotation recovery. The gravity circuit continued to perform well in its second full quarter of operation with 5,099 ounces, or 14% of total production at Fosterville recovered in the circuit.

Cosmo Gold Mine

Cosmo produced 10,677 ounces of gold, resulting in year to date production of 42,459 ounces. Third quarter production was below expectations however, the mill reached a new record recovery of 95.3% .

Third quarter production was impacted by lower deliveries from the mine, with 141,091 mined tonnes at a grade of 2.50 g/t Au as compared to 155,737 tonnes at 2.97 g/t Au in Q2 2016. Mine performance was impacted by limited flexibility in the stoping sequence and higher than planned dilution and ore loss as a consequence of unfavorable ground conditions. Hangingwall failures resulted in unplanned dilution in the eastern lodes located around the F10 Fault. Going forward, flexibility and ground conditions will improve as recent drilling has identified additional potential ore sources near existing infrastructure. It is expected these new feed sources will be incorporated in the mine plan in the near term (see Newmarket News Release dated August 22, 2016).

Mine development was significantly higher than the previous quarter with 851m completed compared to 413m in Q2 2016. During the third quarter, the mine mobilised a second jumbo to assist with a ramp up in capital development to access new mining areas around the newly discovered Redbelly and Taipan lodes, as well as assist with the development of a new exploration drill drive to test the down plunge extensions of the Sliver Lode. Currently there are four diamond drill rigs in operation at Cosmo, following up on the new discoveries.

Process improvements in the mill continued to focus on quality performance with overall mill recovery improving to a record 95.3% during the quarter as compared to the previous record of 94.2% in Q2 2016 and 92.2% in Q3 2015. This second consecutive quarter of record recovery has been achieved through a controlled approach to processing of Cosmo ore with additional improvements in oxygen supply during the milling process.

Stawell Gold Mine

Stawell produced 8,150 ounces of gold, resulting in year to date production of 25,233 ounces. Low grade oxide stockpiles continued to supplement underground ore resulting in total mill feed of 218,702 tonnes at 1.45 g/t Au and recovery of 80.1%, consistent with the previous quarter. Mined tonnes improved 7% above the previous quarter, with reserve material from the Federal-Albion South and Upper South Fault, complemented with non-reserve material from the upper levels.

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Growth activities at Stawell continued to improve the understanding of the Aurora B gold discovery and extending the Aurora B Mineral Resource reported in Q1 2016. The West Flank of the Stawell gold system has produced 2.3 million ounces over 30 years of continuous mining, whereas the East Flank has no recorded historical production.

Recent Corporate Developments Regarding Kirkland Lake Gold and Newmarket Gold to Combine to Create a New Mid-Tier Gold Company

During Q3 2016, Newmarket and Kirkland Lake Gold entered into a definitive agreement to merge the two companies, creating an exciting new mid-tier gold company with annual gold production in excess of 500,000 ounces across two Tier 1 mining jurisdictions in Canada and Australia. (see Newmarket News Release dated September 29, 2016.) The new company will be anchored by production from the Macassa and Taylor mines in Ontario and the Fosterville mine in Australia, delivering high-quality gold production with low cost production and superior free cash flow generation.

Key Investment Highlights of the Combined Company Include:

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Creation of a new low-cost, mid-tier gold producer: Combined company will produce over 500k oz of gold in 2016 with cash costs of less than US$650/oz and all-in sustaining cash costs below US$1,015/oz.

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Diversified production base: Combined company will operate seven mines and five mills in highly prospective gold camps with low geopolitical risk – Canada and Australia are two of the top mining jurisdictions in the world. Key in-country management structure, led by Darren Hall, will be kept in place to ensure seamless integration of the Australian operations.

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Production profile anchored by three high-grade, low-cost operations: Production profile anchored by the Macassa, Fosterville and Taylor mines. Combined production in 2016 from these three assets alone will be over 330koz, with cash costs of under US$600/oz and AISC below US$800/oz.

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Driving growth across two world class mining jurisdictions: This combination brings together a full complement of skill sets to position the combined company to take advantage of future profitable growth supported by the enhanced corporate financial strength. In addition, the combined company will have the ability to cross pollinate best practices to drive cost savings across the portfolio.

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Expanded discovery and exploration potential: District-scale property positions in established gold camps in Canada and Australia with strong development and exploration pipeline to fuel future organic growth.

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Strong balance sheet and healthy cash flow generation: Cash balance of over C$275 million and significant expected free cash flow generation in 2016 will provide industry leading financial strength and flexibility.

Cash Balance and Working Capital Position

Newmarket Gold ended the third quarter with a cash balance of $82.5 million (equivalent to C$108 million), a $12.6 million increase from June 30, 2016. Working capital at quarter end was approximately $64 million and includes approximately $3.3 million in growth expenditures during the quarter.

Qualified Person

Simon Hitchman, FAusIMM (CP), MAIG, Exploration Manager, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this news release.

Third Quarter 2016 Financial Earnings Conference Call Details

Full financial results and associated operating and all-in sustaining cash cost details for the three and nine months ended September 30, 2016 will be released Thursday, November 3rd, 2016 before the opening of the North American stock markets.

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Douglas Forster, President and Chief Executive Officer, Darren Hall, Chief Operating Officer and Robert Dufour, Chief Financial Officer, will also host a conference call to discuss the results on Thursday, November 3rd, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1 (877) 648-7976 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1 (617) 826-1698 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will be webcast live at http://edge.media-server.com/m/p/dwwuctx9 and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 778.372.5611
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

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Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.

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